Mail Stop 3-5						March 3, 2005

Via Fax and US Mail

Mr. Peter Gardiner
Chief Executive Officer
Zindart Limited
1203 East Wing, New World Office Building
24 Salisbury Road
Tsimshatsui, Hong Kong, S.A.R., China

RE: 	Zindart Limited
	Form 20-F for the Year Ended March 31, 2004
Forms 6-K filed on October 1, 2004, October 13, 2004, October 26,
2004 and January 6, 2005
File Number 000-22161

Dear Mr. Gardiner:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any question you may have about any aspects of our review.




Form 20-F for the Year Ended March 31, 2004

General

1. We note that you changed the filing of your periodic reports from that of a domestic filer to that of a foreign private issuer.
Please
tell us your basis for such a change.

Selected Financial Data, page 3

2. Please disclose the exchange rate information required by Item
3(A)(3) of Form 20-F, or explain to us why this is not necessary.

Business Overview
Products, Marketing and Marketing Channels, page 12

3. Please explain to us the significance, if any, of "Gold Star" and
"Approved" specialist Corgi collection retailers with regard to your revenue recognition for sales made to these retailers. Explain whether or not any "incentives" are provided to these retailers to sell your products.

Operating and Financial Review and Prospects
General

4. To the extent appropriate to an understanding of your segments, provide disclosure that focuses on each segment in addition to your disclosure of your business as a whole, in accordance with Item 5 of
Form 20-F.

Operating Results, page 19

5. Please quantify in dollars the impact of each of the reasons cited for the variance to give readers a context for the magnitude and relative effect of such items. Refer to Section 501.04 of the Financial Reporting Codification.

6. In addition to citing the cause of a variance, please disclose "why" such cause arose, and what you believe will or may be the continuing impact resulting from such cause, if any, to the extent material. For example, you disclose a decrease in gross profit and margin for the year ended 2004 due to a decrease in sales of Corgi`s specialty products without discussing the factors that lead to such a decrease in these sales. As another example, you disclose an increase in gross profit and margin for the year ended 2003 due to a favorable product mix without discussing what the favorable mix was and the factors that resulted in such and why. Your disclosure should identify any related known trends or uncertainties that have had or that you reasonably expect will continue to have an impact.

7. You have previously disclosed that the purchase of Hua Yang provided packaging capability that was an integral part of your turnkey manufacturing service. Please disclose your expectation of how the sale of Hua Yang will impact your operations and related costs, particularly the costs related to the packaging of your products.

Liquidity and Capital Resources, page 23

8. Please discuss the reason(s), in terms of cash, for the change in
net cash provided by operating activities when a material change has
occurred.  For example, net cash from operating activities for
2004
decreased to $3.5 million from that of $10.4 million for 2003. Refer to Section IV.B of FR-72.

9. Please disclose information regarding your material commitments for capital expenditures as of the end of the latest fiscal year, an indication of the general purpose of such commitments, and the anticipated sources of funds needed to fulfill such commitments, in accordance with Item 5(B)(3) of Form 20-F.

Quantitative and Qualitative Disclosures About Market Risk, page
42

10. Based on other disclosures in your filing, it appears that raw materials price risk is material to your operations. Please disclose quantitative information related to your raw materials price risk in one of the three alternative formats indicated in Item 11(a)(1) of Form 20-F, or tell us why you believe this is not necessary.

11. Additionally, please disclose the material limitations, if any, associated with your market risk disclosures and present summarized market risk information for the preceding fiscal year along with the reasons for material quantitative changes in exposure between the current and present year, in accordance with Item 11(a)(2) and
(3),
respectively, of Form 20-F.

Controls and Procedures, page 44

12. The second paragraph discloses that the Executive Chairman and the Chief Financial Officer have concluded that Zindart`s internal controls over financial reporting are effective at the "reasonable assurance" level. Please tell us how the Executive Chairman and the
Chief Financial Officer made this determination, given that the number of internal control weaknesses constituted a material weakness
(as disclosed in the last paragraph). In this regard, tell us what, if any, adjustments were made to your financial records and financial statements as a result of these weaknesses, and what interim reporting period(s) the adjustments relate to and were made in. Also, tell us the steps you have taken, and procedures you have implemented, to correct each of the matters of concern.



Notes to Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies and Practices
(s) Revenue Recognition, page 59

13. Please disclose what sales are net of and the amounts thereof, to the extent material.

14. Additionally, we note your disclosure on page 19 that you are subject to increasing risks of customer penalties including returned goods. Please tell us and disclose, to the extent material, your accounting for returned goods. In this regard, tell us and disclose in critical accounting policies the significant factors you use in estimating returned goods, any significant differences between the estimated and actual amount of returned goods, and any significant changes in the amount estimated within the last two fiscal years.

Note (14) Income Taxes, page 68

15. Please disclose why you believe recoverability of deferred tax assets is not likely and establishing a valuation allowance against deferred tax assets is appropriate, given that a portion of net operating loss carryforwards expire in 2021 to 2024 and the remaining portion is carried forward indefinitely.

16. Please tell us and disclose the basis for the decrease in the valuation allowance from 2002 to 2003 due to a change in judgment about the realizability of the deferred tax assets in future years.

17. Additionally, discuss in "Operating and Financial Review and Prospects" the significant negative factors assessed in determining that a valuation allowance was necessary and the amount thereof. Also, discuss the significant factors regarding the change in judgment about the realizability of the deferred tax assets that lead to a decrease in the valuation allowance from 2002 to 2003.

Note (22) Segment Information, page 77

18. It appears that enterprise wide disclosure regarding revenues from external customers for each of your products or groups of products is applicable, in accordance with paragraph 37 of FAS 131.
At a minimum, it appears that these disclosures would be required for your collectible die cast models and ornaments. Please provide such disclosure, or tell us why you believe this is not necessary.

Note (23) Pledge of Assets, page 79

19. Please disclose the carrying amount of assets pledged, in accordance with Rule 4-08(b) of Regulation S-X and paragraph 18 of FAS 5, along with the amount of related debt.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to your disclosures, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Doug Jones at 202-824-5368 with any questions, and if not available, contact Nancy Bonham at 202-942-1854 or the undersigned at 202-942-1907.

							Sincerely,



							Michael Fay
							Branch Chief

cc: via facsimile
	Mr. Ken Fowler
	Chief Financial Officer
	011-852-2664-7066
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Mr. Peter Gardiner
Zindart Limited
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